UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

PENUMBRA, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37557	05-0605598
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Penumbra Place, Alameda, California	94502
(Address of principal executive offices)	(Zip Code)
Johanna Roberts
Executive Vice President, General Counsel and Secretary
(510) 748-3200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2024.

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Penumbra, Inc. (“Penumbra,” the “Company,” “we,” or “us”) for the year ended December 31, 2024 is being filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

Penumbra, headquartered in Alameda, California, is the world’s leading thrombectomy company and is focused on developing the most innovative technologies for challenging medical conditions such as ischemic stroke, venous thromboembolism such as pulmonary embolism, and acute limb ischemia. Our broad portfolio, which includes computer assisted vacuum thrombectomy (CAVT), centers on removing blood clots from head-to-toe with speed, safety and simplicity. Some of our products contain small amounts of tin, tungsten, and/or gold that are necessary to the functionality or production of those products. Substantially all of our products are manufactured at our manufacturing facilities in Alameda and Roseville, California. Penumbra does not purchase ore or unrefined tin, tungsten or gold from mines and instead relies on a small number of suppliers that provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry regarding the minerals contained in the materials that they supply to us.

Item 1.01. Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Penumbra has evaluated its products that were manufactured during the calendar year ended December 31, 2024 (the “Reporting Period”), and has determined that certain of such products contain “conflict minerals,” which, for purposes of this Form SD, means columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); and their derivatives (collectively, “3TG Minerals”). Specifically, certain of Penumbra’s thrombectomy, embolization and access, and immersive healthcare products contain tin, tungsten, and/or gold. These 3TG Minerals are necessary for the functionality or production of these products.

The Company has identified ten suppliers (the “3TG Suppliers”) that supplied materials containing 3TG Minerals that were used in Penumbra products whose manufacture was completed during the Reporting Period (the “Products”).

The Company conducted a reasonable country of origin inquiry (“RCOI”) on the 3TG Suppliers to determine whether the 3TG Minerals used in the Products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). The RCOI involved the following steps:

•Penumbra requested from each 3TG Supplier a copy of the 3TG Supplier’s conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG Minerals;

•Penumbra requested and received from each 3TG Supplier a completed Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (each, a “CMRT”), which asks the 3TG Supplier to disclose specified information regarding the inclusion of 3TG Minerals in their materials, including materials supplied to the Company, and the country of origin thereof. Each CMRT was evaluated for consistency, completeness, and accuracy and, in certain circumstances, further inquiries were made to clarify the responses; and

•where further inquiry was needed, Penumbra reviewed information available from other public sources regarding the 3TG Minerals contained in a 3TG Supplier’s materials.

Of the ten 3TG Suppliers, five confirmed via their CMRT and related documentation that the 3TG minerals contained in their materials supplied to the Company and contained in the Products were obtained from smelters that do not source 3TG Minerals from the Covered Countries. These 3TG Suppliers also confirmed via their CMRT that they had received responses to their supply chain survey from one hundred percent (100%) of the relevant smelters.

Four 3TG Suppliers indicated via their CMRT that the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative) RCOI data suggested that it was possible that the tin, tungsten, and/or gold contained in their materials supplied to the Company and contained in the Products was sourced from the Covered Countries. Penumbra requested additional information from these 3TG Suppliers and reviewed publicly available information (including but not limited to the 3TG Suppliers’ conflict minerals policies and statements) to confirm the 3TG Suppliers’ commitment to conflict-free sourcing. Further, Penumbra reviewed information provided by RMI regarding the smelters described in the CMRTs that source tin, tungsten, and/or gold from the Covered Countries and that may have sourced the 3TG Minerals contained in the materials supplied to the Company by the 3TG Suppliers and contained in the Products, and confirmed whether these smelters are conformant with the Responsible Minerals Assurance Process (RMAP) standard for tin, tungsten, and/or gold, as applicable (commonly known as the Conflict-Free Smelter Program), which provides a mechanism through which 3TG Mineral smelters can certify their compliance with the Rule.

One 3TG Supplier, which supplies materials containing tungsten for use in the Products, informed the Company that responses to their supply chain survey indicated that the 3TG Minerals contained in their materials supplied to the Company and contained in the Products were obtained from smelters that do not source 3TG Minerals from the Covered Countries, but that the 3TG Supplier had received responses to their supply chain survey from less than one hundred percent (100%) of the relevant smelters. Penumbra requested additional information from this 3TG Supplier and reviewed publicly available information (including but not limited to the 3TG Supplier’s Conflict Minerals Policy) to confirm the 3TG Supplier’s commitment to conflict-free sourcing.

Based on responses received, the Company determined that 3TG Minerals present in certain of the Products may have originated in the Covered Countries and may not be from scrap or recycled sources. The Company has elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on April 7, 2017.

This Form SD is publicly available at www.penumbrainc.com as well as the SEC’s website located at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02. Exhibit

None.

Item 2.01. Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PENUMBRA, INC.

Dated: May 30, 2025	By:	/s/ Johanna Roberts
	Name:	Johanna Roberts
	Title:	Executive Vice President, General Counsel and Secretary